McGuireWoods LLP Gateway Plaza 800 East Canal Street Richmond, VA 23219-3916 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com

January 16, 2024

Via EDGAR and Electronic Mail

Ms. Komul Chaudhry

Mr. Benjamin Meeks

Office of Structured Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Virginia Electric and Power Company
Virginia Power Fuel Securitization, LLC
Registration Statement on Form SF-1
Filed November 22, 2023
File Nos. 333-275727 and 333-275727-01

Dear Ms. Komul and Mr. Meeks:

We are submitting this letter on behalf of our clients, Virginia Electric and Power Company (“Virginia Power”) and Virginia Power Fuel Securitization, LLC (the “Issuing Entity” and, together with Virginia Power, the “Registrants”), in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated December 18, 2023 (the “Comment Letter”), to Robert M. Blue, the Chief Executive Officer of Virginia Power, with respect to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which we are filing via EDGAR concurrently with this letter. Amendment No. 1 also includes certain other updated information. For your convenience, we are providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced below in bold typeface with the corresponding responses of the Registrants below each comment. Terms used in this letter but not defined in this letter have the meanings given to them in Amendment No. 1.

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Ms. Komul and Mr. Meeks

United States Securities and Exchange Commission

January 16, 2024

Registration Statement on Form SF-1

Form of Prospectus

Prospectus Summary

Issuance of additional deferred fuel cost bonds under the Securitization Statute, page 16

1.

We note your disclosure that you are not permitted under the financing order to issue, and the Securitization Statute does not provide for the issuance of, additional deferred fuel cost bonds. However, your disclosure on page 101 of your form of prospectus regarding the covenants that the seller will make in the sale agreement suggests that additional deferred fuel cost bonds or similar bonds could be issued if the rating agency condition has been satisfied. Please revise your form of prospectus as necessary to resolve this apparent discrepancy or tell us why these statements are not contradictory.

We acknowledge the Staff’s comment and have revised the disclosure on pages 16-17 accordingly.

Security for the Deferred Fuel Cost Bonds

Pledge of Collateral, page 86

2.

We note that, in addition to the deferred fuel cost property, the bonds will also be secured by “the collection account, relating to the bonds and established under the indenture, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Registrants confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

The Sale Agreement

Covenants of the Seller, page 100

3.

We note your disclosure that the seller will covenant in the sale agreement that, so long as any of the bonds are outstanding, the seller will not sell any additional deferred fuel cost property or similar property to secure another issuance of deferred fuel cost bonds or similar bonds unless the rating agency condition has been satisfied. Please confirm that any additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.

The Registrants confirm that additional issuances of the securities issued by the Issuing Entity will be registered on separate registration statements or exempt from the registration requirements under the Securities Act.

Ms. Komul and Mr. Meeks

United States Securities and Exchange Commission

January 16, 2024

Part II - Information Not Required In Prospectus

Item 14. Exhibits, page II-2

4.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The Registrants have filed the remaining exhibits with Amendment No. 1, except for the underwriting agreement, which will be filed as an exhibit to a Current Report on Form 8-K pursuant to Item 601(b)(1) of Regulation S-K.

5.

We note your disclosure on page 61 of your form of prospectus that the forms of the bond, the indenture and the supplemental indenture have been filed as exhibits to your registration statement. However, your list of exhibits does not include a form of the supplemental indenture. Please confirm that the form of supplemental indenture will be attached as an exhibit to the form of indenture, or else file a form of supplemental indenture as an exhibit to your registration statement.

The Registrants confirm that the form of supplemental indenture is attached as Exhibit B to the form of indenture filed as Exhibit 4.1 to Amendment No. 1 and have updated the description of Exhibit 4.1 to reference the form of supplemental indenture.

* * * * *

We thank you for your assistance in this matter. Please do not hesitate to call me at (412) 667-7936 or W. Lake Taylor, Jr. at (804) 775-4325 with any questions or further comments that you may have regarding this matter or if you wish to discuss our responses to the Comment Letter.

Sincerely,

/s/ Hannah Thompson Frank
Hannah Thompson Frank

cc:	Mr. Robert M. Blue (Virginia Electric and Power Company)

Mr. Carlos M. Brown (Dominion Energy, Inc.)

Mr. Steven D. Ridge (Virginia Power Fuel Securitization, LLC)

Ms. Meredith Sanderlin Thrower (Dominion Energy Services, Inc.)

Mr. Michael Fitzpatrick, Jr. (Hunton Andrews Kurth LLP)

Mr. Adam O’Brian (Hunton Andrews Kurth LLP)

Mr. David A. Rivard (McGuireWoods LLP)

Mr. W. Lake Taylor, Jr. (McGuireWoods LLP)